SIMPSON THACHER & BARTLETT LLP

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                                                                                                          November 3, 2006

Re:                               Portugal Telecom, SGPS, S.A.

                                                Form 20-F for the Fiscal Year Ended December 31, 2005

                                                Filed April 21, 2006 (File No. 001-13758)

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Spirgel:

On behalf of our client Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 21, 2006, concerning the Annual Report on Form 20-F (the “Form 20-F”) of the Company for the fiscal year ended December 31, 2005, filed with the Commission on April 21, 2006 (File No. 001-13758).

We note that for all matters relating to the financial statements and the accounting policies and practices of the Company, the responses set forth below are based solely on information received from the Company’s management.

Item 5. Operating and Financial Review and Prospects, page 79

Comment 1:                               Please expand your MD&A discussion to discuss the measure of segment income separately for each reportable segment.

Response:                                         Page 96 of the Form 20-F contains the following discussion of net income (before minority interests) of each reportable segment:

Net income (before minority interests) from our wireline business increased 9.5% to €326.1 million in 2005 from €297.8 million in 2004, due to decreases in direct costs, post retirement benefit expenses, provisions for doubtful receivables and other factors, partially offset by the effects of lower operating revenues and a significant increase in

Mr. Larry Spirgel                                                                                                                                                                      November 3, 2006

workforce reduction program costs. Net income (before minority interests) from our domestic mobile business decreased 13.9% to €337.0 million in 2005 from €391.1 million in 2004 due to decreases in interconnection revenues, increases in the cost of products sold and supplies and external services, and other factors. Net losses (before minority interests) from our Brazilian mobile business increased to €(134.0) million in 2005 from €(8.5) million in 2004, where increases in expenses from depreciation and amortization, supplies and external services, provisions for doubtful receivables, direct costs and other expenses more than offset increases in operating revenues, in each case exacerbated by the effect of the appreciation of the Real against the Euro. Net income from continuing operations (before minority interests) of our multimedia business decreased 19.5% to €99.4 million in 2005 from €123.4 million in 2004, primarily due to the absence in 2005 of deferred tax assets in the amount of €104 million recognized in 2004.

In order to enhance the clarity of the presentation of this information in future filings, we will present the discussion of net income (before minority interests) of each reportable section after a separate, bold, italicized sub-caption similar to that used in the discussion of operating revenues by reportable segment.  We will also expand the discussion for each segment by including a brief discussion of costs and expenses as they relate to such segment, drawing upon the financial information set forth in Note 7 to our audited financial statements.

Item 18. Financial Statements

Consolidated Statements of Profit and Loss, page F-3

Comment 2:                               Please explain to us the following in your response letter:

•                  Your basis for including a subtotal line item (c) = (a) — (b) and Income before financial results and taxes on the face of the statements of profit and loss.

•                  You did not give the measure (c) = (a) — (b) a name.  It is unclear what this measure is intended to represent.  Please advise.

•                  Please tell us why you believe it would be misleading to include Impairment losses, Work force reduction program costs, Losses on disposals of fixed assets, net and Other costs within the subtotal (c) = (a) — (b).

•                  How the presentation complies with paragraph BC12 and BC13 of IAS 1.

Response:                                         Portugal Telecom believes that the presentation of its income statement complies with the IAS 1 (Revised). IAS 1 (Revised) does not define a specific format for the income statement presentation. Our income statement includes the information to be presented on the face of the income statement as required by IAS 1.81, which Portugal Telecom understands to represent the minimum to be presented.

Portugal Telecom customarily includes in its income statement presentation two subtotal lines before the presentation of its financial results and tax expenses for the period. Portugal Telecom believes this presentation is helpful to an understanding of its financial performance, as defined in IAS 1.83, especially the portion of IAS 1.83 that states “. . . disclosing the components of financial performance assists in an understanding of the financial performance achieved and in making projections of future results.  Additional line items are included on the face of the income statement, and the descriptions used and the ordering of items are amended when this is necessary to explain the elements of financial performance.”

Portugal Telecom states that the sub-total (c)=(a)-(b) represents part of its operating activities and that the subtotal is an indication of its total operating activities before operating income/expenses that arise from transactions/items that are irregular, infrequent or unusual in amount. In Portugal Telecom’s view, these transactions and other events presented after the sub-total in its results of operations are items that differ in frequency, potential for gain or loss and predictability and are presented separately in order to enable a correct understanding of the current and ongoing financial performance achieved and to assist in making projections of future results. Management internally uses this financial measure to evaluate the performance of Portugal Telecom’s current and ongoing operations. Accordingly, Portugal Telecom has included this financial measure on the face of the income statement, as it considers it to be relevant to investors.

The items included in the sub total (e)=(c)-(d) refer to the total results of Portugal Telecom’s operating activities, and Portugal Telecom will indicate this in its future filings.

We believe that this presentation is not in contradiction with BC 12 and BC 13 of IAS 1, since we consider all these items to be results from operating activities.

Portugal Telecom notes the Staff’s comment and proposes to include disclosure in its future filings substantially as follows:

The sub-total (c)=(a)-(b), presented on the face of our income statement, represents our operating results adjusted for certain operating items. These certain operating items, in our view, represent transactions or items that are irregular, infrequent or unusual in amount, although they are part of our results from operating activities for the period ((e)=(c)-(d)) and are disclosed separately in more detail in the accompanying notes to the consolidated financial statements. We present and disclose these items separately to facilitate a full understanding of our ongoing operating performance and to give users of our financial statements information that is as complete as possible regarding our current and future performance.

 Consolidated Statements of Cash Flows, page F-6

Comment 3:                               We note that you included the line items “Payments relating to post retirement benefits” and “Other net payments relating to operating activities” below the subtotal Cash flows from operating activities.  Tell us why you believe this presentation complies with IAS 7.

Response:                                         The presentation of Portugal Telecom’s cash flow from operating activities separates the cash flow generated directly by its businesses from the cash flow related to the payment of taxes and post-retirement benefits.  Portugal Telecom has tried to maintain, to the extent permitted, a presentation format in accordance with its previous GAAP (Portuguese GAAP) in accordance with Portuguese Accounting Directives for cash flow presentation in order to facilitate the understanding of its financial statements by Portuguese investors. Set forth below is a translation of the relevant portion of the standard format for the cash flow statement in accordance with Portuguese Accounting Directive No. 14 — Cash flows:

OPERATING ACTIVITIES:

Received from clients
Paid to suppliers
Paid to personnel
Cash flows generated by operations

Payments related to income taxes
Other receipts (payments) relating to operating activities (a)
Cash flows from operating activities

(a)                   Relates to receipts and payments considered part of operating activities that are not included in other captions.

Portugal Telecom considers payments of post-retirement benefits to be part of its operating activities, and its MD&A analysis of variations in cash flows between periods (see pages 97 and 98 of the Form 20-F) addresses payments of post-retirement benefits as part of the discussion of variations in cash flows from operating activities as a whole.

Pursuant to IAS 7.10, the cash flow statement shall report cash flows during the period classified according to the total of operating, investing and financing activities. IAS 7 does not provide specific guidance on a specific format for the presentation of cash flow from operating activities, especially in respect of the use, if any, of sub-totals. Accordingly, Portugal Telecom believes that its presentation complies with IAS 7.

However, given that it will already have reported its financial information in accordance with IFRS for a year, Portugal Telecom plans to eliminate the sub-total “Cash flow from operations” from its next Annual Report on Form 20-F.

Note 1. Introduction

b) Corporate purpose, page F-8

Comment 4:                               Addressing the relevant accounting literature, tell us how you accounted for the corporate restructuring under IFRS and US GAAP.

Response:                                         The corporate restructuring discussed on page F-8 relates to a merger of shares or merger of companies, as the case may be (the “Restructuring”), of certain VIVO subsidiaries with and into Telesp Celular Participações S.A. (which was renamed Vivo Participações S.A.) that had not yet occurred as of the date of the financial statements presented. VIVO is Portugal Telecom’s joint venture with Telefónica Móviles, S.A. (a subsidiary of Telefónica, S.A. that has now merged into Telefónica, S.A.) for mobile telecommunications services in Brazil. VIVO was formed in 2002 and currently provides mobile services in various states of Brazil. The objective of the Restructuring was to simplify the corporate structure of VIVO’s operations in Brazil.

This transaction was only approved on February 22, 2006 and the period for the exercise of appraisal rights, where applicable, ended on March 27, 2006.  American Depositary Shares of VIVO began trading on the New York Stock Exchange under the new ticker symbol “VIV” on March 31, 2006.  At the date it approved its consolidated financial statements, Portugal Telecom had not yet completed its accounting analysis. However, Portugal Telecom believes that the transaction will not have any accounting consequence for its future financial statements because it will not change the Company’s ownership in VIVO or in VIVO’s net assets, since the transaction was a reorganization of entities under common control under both IFRS and U.S. GAAP. For U.S. GAAP purposes, we will consider Appendix D to FASB 141 — Transactions between Entities under Common Control. For IFRS purposes, Portugal Telecom will adopt the same accounting treatment followed under U.S. GAAP based on IAS 8.10, since IFRS does not have any specific guidance for transactions between entities under common control.

Portugal Telecom intends to fully disclose this transaction in its Annual Report for the year ending December 31, 2006.

Note 3. Summary of Significant Accounting Policies, Judgments and Estimates

p) Revenue recognition, page F-19

Comment 5:                               Explain to us you directory service recognition accounting policy under IFRS and US GAAP.

Response:                                         Páginas Amarelas, S.A. (“PA”) is a Portuguese company jointly controlled by the VNU Group and Portugal Telecom. Portugal Telecom has a 25% economic interest in PA (representing 50% of the voting rights), and VNU Group holds the remaining 75% economic interest (representing 50% of the voting rights). Portugal Telecom accounts for this investment under IFRS and U.S. GAAP using the equity method. This entity is responsible for the production, publishing and distribution of telephone directories in the Portuguese market. During 2005, it published approximately 7.8 million printed directories, distributed to homes and businesses throughout Portugal.

PT Comunicações, S.A. (“PTC”), a wholly owned subsidiary of PT responsible for its wireline business, has a contract with PA whereby the latter is responsible for production, publishing and distribution of PTC’s telephone directories, as well as selling advertising space in the directories. Under this contract, PTC fulfills all the obligations to its clients regarding the distribution of telephone directories, and there is no residual obligation that

PTC assumes for future services. The total cost to be paid by PTC for such services is set at a fixed 64% of its gross revenues from the sale of advertising space in telephone directories. The prices of advertising space are fixed, not contingent, and based on the expected volume of the distributed directories (approximately one to every telephone number). Such prices relate exclusively to advertising in PTC’s telephone directories, invoiced directly by PTC to its corporate clients for a one-year advertising period, the life of each directory, and are collected in monthly installments. During the first six months of each year, PTC pays PA for the contracted services for the entire year, corresponding to the life of the annual telephone directory. Under IFRS and U.S. GAAP, PTC initially records such payments to PA as a prepaid expense and records the expense in earnings during the life period (one year) of the directory using the straight-line method. Such prepaid expenses are classified in PT’s balance sheet under the caption “Prepaid expenses” and are disclosed in the Form 20-F in Note 26 on page F-51. The amounts invoiced to PT’s corporate clients that relate to advertising space sold are recognized in earnings on a monthly basis during the one-year advertising period for the respective directory, and the related costs are recognized in the same period as described above.

Portugal Telecom has the same accounting policy under IFRS and U.S. GAAP for the recognition of the advertising revenues from telephone directories and related costs which are recognized in the period in which the directories are effective. In response to the Staff’s comment, Portugal Telecom will include disclosure in its future Annual Reports on Form 20-F in order to better clarify the procedures followed, as explained above, substantially as follows:

PT Comunicações, S.A. (“PTC”) has a contract with Páginas Amarelas, S.A. through which the latter is responsible for the production, publishing and distribution of its telephone directories, as well as selling of advertising space in PTC directories. The total cost to be paid by PTC for such services is a fixed 64% of the gross revenues derived from the sale of advertising space in telephone directories. This cost is initially recorded as a prepaid expense and then recorded in earnings on a straight-line basis during a one-year period corresponding to the life of each directory. The revenues from the sale of advertising space in our telephone directories are invoiced directly by PTC to its corporate customers during the one-year advertising period, the life of each directory. These revenues are recorded in earnings every month during the life period of the directory.

Comment 6:                               Tell us how you determined that the connection fees are standalone transactions and that revenue recognition is appropriate under IAS 18.

Response:                                         Portugal Telecom charges its customers connection fees in its fixed line telephone services in accordance with the prices established by Portuguese telecommunications regulator. For IFRS purposes, Portugal Telecom recognizes this revenue up front at the time that the customer is connected.

According to Appendix A to IAS 18.17, revenue recognition of entrance fees (up-front fees) depends on the nature of the service provided. If the fee includes only the entrance as a standalone transaction, and all other services or products are paid for separately, or if there is a separate annual subscription, the fee is recognized as revenue as long as there is no significant uncertainty as to its collectability.

An up-front fee would not be regarded as relating to a separate transaction if, for example:

•                  the up-front fee is negotiated in conjunction with the pricing of other elements;

•                  the customer would ascribe a lower value, or no value, to the up-front activity in the absence of the performance of the other elements of the arrangement; or

•                  the vendor often does not sell the initial right or activities separately.

Portugal Telecom considers the connection fee to be a service completely independent from the phone services because:

•                  this fee is established independently of fees for other services by the Portuguese telecommunications regulator;

•                  this fee is not contingent upon services to be provided in the future and is charged to PT customers and other operators’ customers for their connection to the primary local network; and

•                  The Portuguese telecommunications regulator considers this to be an independent service and has approved a specific fee to be charged by Portugal Telecom since it is the primary operator required to rent the local loop to other operators.

Accordingly, these connection and up-front fees are recorded under IFRS in earnings at the date they are charged.

Note 7. Segment Reporting

Comment 7:                               It is unclear to us how you identified your primary and secondary segments under IAS 14.  Based upon the disclosures provided in your footnote, it appears that you identified business segments as your primary reporting segment.  However, it is unclear to us how your presentation of primary segments represents different business segments, as defined in paragraph 9 of IAS 14.  In this regard, we note that you included your Brazilian Mobile and Domestic Mobile operations as separate reportable segments.

Response:                                         Portugal Telecom’s primary basis of segmentation is the businesses in which it is engaged. This is the manner in which the Board of Directors and Chief Executive Officer oversee and control the business and also the manner in which financial information is internally organized and communicated. Accordingly, the business segments are:

•                  Wireline;

•                  Multimedia;

•                  Mobile in Portugal; and

•                  Mobile in Brazil.

Portugal Telecom has two different Mobile businesses, based on the fact that the regulatory and economic environments in the telecommunications markets in Portugal and Brazil are fundamentally different, leading to different business models, as well as the fact that these mobile businesses use two different technologies (GSM/UMTS, which is used in Portugal, and CDMA, which is used in Brazil). Portugal Telecom has followed IAS 14, 9-c), d) and e), which state the following:

The terms business segment and geographical segment are used in this Standard with the following meanings:

A business segment is a distinguishable component of an entity that is engaged in providing an individual product or service or a group of related products or services and that is subject to risks and returns that are different from those of other business segments.  Factors that shall be considered in determining whether products and services are related include:

(a)                       the nature of the products or services;

(b)                       the nature of the production processes;

(c)                        the type or class of customer for the products or services;

(d)                       the methods used to distribute the products or provide the services; and

(e)                        if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Accordingly, Portugal Telecom differentiates between these businesses, based on the following factors:

•                  The regulatory regimes in Portugal and Brazil differ due to the relative size of the markets, the differing competitive dynamics and other factors, leading, among other things, to varying approaches to the regulation of interconnection charges;

•                  The economic environments in Portugal and Brazil differ in terms of customer segments, suppliers and marketing strategies;

•                  The CDMA Technology (Mobile in Brazil) is very different from the GSM/UMTS Technology (Mobile in Portugal) in terms of the mobile handsets that can be used and the mobile frequency range, which also impact the marketing strategies that are adopted; and

•                  The Brazilian Mobile business is run under a joint venture agreement and is financed directly at the level of the joint venture.

Portugal Telecom’s secondary basis of segmentation is geographical. For this reason, Portugal Telecom has disclosed the financial information required to be shown on a geographic basis:  external customers, total assets and liabilities, and tangible and intangible assets.

In response to the Staff’s comment, Portugal Telecom intends to include disclosure in the footnote related to segment reporting in its future filings on Form 20-F substantially as follows:

Portugal Telecom’s primary basis of segmentation is the businesses in which it is engaged. This is the manner in which the Board of Directors and Chief Executive Officer oversee and control the business and also the manner in which financial information is internally organized and communicated.

Accordingly, Portugal Telecom has identified the following businesses:

1.             Wireline business

2.             Domestic business (TMN)

3.             Brazilian business (VIVO)

4.             Multimedia business

In spite of the fact that Portugal Telecom refers to its mobile operations as Mobile in Portugal and Mobile in Brazil for convenience, this differentiation is based on the fact that the Brazilian mobile segment operates in a very different market from the Portuguese market in terms of the regulatory regime and economic environment, as well the different technologies used (GSM/UMTS, in the case of TMN, and CDMA, in the case of VIVO) and the fact that the Brazilian mobile segment operates through a joint venture.

Portugal Telecom’s secondary basis of segmentation is geographic―Portugal, Brazil and other countries.

Note 9. Post Retirement Benefits

9.1. Pension Benefits, page F-32

Comment 8:                               We note that you refer to an independent actuary.  While you are not required to make reference to this independent valuation, when you do you should disclose the name of the expert and include the consent of the expert in the Form 20-F and the amendments thereto.  If you decide to delete your reference to the independent actuary, you should revise to provide disclosures that explain the method and assumptions used by you to determine the valuation.  Please comply with this comment regarding references to independent actuaries in future filings.

Response:                                         Portugal Telecom has noted the Staff’s comment and in future filings on Form 20-F will eliminate all references to an independent actuary and expand our disclosures in relation to the method and assumptions used to determine the valuation of its pension benefits.

Note 28. Investments in Group Companies, page F-52

Comment 9:                               Tell us in more detail the nature of the restructuring of your investment in UOL.  Tell us in more detail of the reason for the Euro 82,260,223 provision recorded in 2005.  Addressing SAB 51 tell us how you determined that it was appropriate to recognize a gain on your disposition of 16% of your investment in UOL as a result of their IPO.  Also, tell us how you considered Rule 3-09 of Regulation S-X in your response.

Response:                                         UOL is a leading Internet Service Provider in Brazil. Portugal Telecom accounts for this investment using the equity method in accordance with IFRS. At December 31, 2004, Portugal Telecom had a minority interest in UOL and also had granted long-term loans to this associated company.

In 2005, the majority shareholders of UOL announced a local IPO of the UOL shares. As a result of this announcement, Portugal Telecom decided to reduce its investment in UOL and sold some of its shares in the IPO, which was completed in December 2005. This restructuring consisted basically of the conversion of its long-term loans into shares of UOL following the authorization of the major shareholders and the subsequent sale of 16% of the investment in the IPO. With the sale of this 16% stake, Portugal Telecom received cash amounting to approximately 201 million Reais (Euro 72 million) and recorded a gain amounting to Euro 82 million. This gain includes:

•                  Euro 51,516,838 resulting from the sale of the 16% stake, corresponding to the difference between the carrying amount of the investment sold and the proceeds received; and

•                  Euro 30,743,389 resulting from the dilution of the Portugal Telecom interest in UOL as a result of Portugal Telecom’s decision not to exercise its rights in the IPO to buy additional shares of such company.  Since the issuance of new shares of UOL was fully subscribed for in cash, the effect of the dilution was recorded in the income statement, as the effect is similar to that of a sale of a portion of the investment. Portugal Telecom applies this policy consistently and understands that is consistent with SAB 51. For IFRS purposes, Portugal Telecom adopted the same accounting treatment.  IFRS does not contain specific guidance, but considering IAS 8.10, Portugal Telecom understands that this treatment could also be adopted under IFRS.

Portugal Telecom assessed the materiality of the UOL investment based on Rule 3-09 of Regulation S-X. The impact of this investment on PT’s consolidated financial statements as of December 31, 2005 was as follows:

Net investment in UOL in accordance with U.S. GAAP	46,985,983
Total consolidated assets in accordance with U.S. GAAP	13,649,525,787
0.34%

Equity in earnings of UOL in accordance with U.S. GAAP	24,732,508
Net income from continuing operations in accordance with U.S. GAAP	424,539,503
5.8%

When applying the significance tests pursuant to Rule 3-09, Portugal Telecom did not include the gain from the sale and the dilution of its interest in calculating its investment in UOL because of the one-time nature of such gain.  Rather, Portugal Telecom calculated its investment in UOL with reference to its ongoing interest in UOL as of December 31, 2005.

For the period ended December 31, 2004, due to the application of FIN 46(R), Portugal Telecom has consolidated its investment in UOL as indicated in footnote 46(h) to its Annual Report on Form 20-F for the year ended December 31, 2005.

Note 30. Intangible Assets, page F-58

Comment 10:                        Tell us your accounting policy under IFRS and US GAAP in regard to your capitalization of rental contracts of satellite capacity.

Response:                                         Portugal Telecom has contracted satellite capacity for its cable and satellite television services. These contracts allow Portugal Telecom to increase its capacity to distribute its television channels to its customers.

The related rental contracts of satellite capacity refer to contracts of satellite capacity that are in substance financial lease agreements, although they do not take the legal form of a lease. These contracts convey the right to use specific assets (satellite channel capacity) for their entire expected useful lives; all benefits that flow from these assets belong to Portugal Telecom; the price paid is not a function of the output but a price paid to use the asset; and Portugal Telecom pays the same price, whether it actually uses all the capacity or not. According with U.S. GAAP (specifically EITF 01-08 and FAS 13) and IFRS (IFRIC 4 and IAS 17), these arrangements constitute a financial lease and therefore have been recorded as an intangible asset, since they refer to specific satellite channel capacity controlled by Portugal Telecom and not the entire satellite. These assets are amortized over the period of the contract.

Note 36. Provisions and Adjustments, page F-66

Comment 11:                        Tell us in more detail of the nature of your customer retention programs.  Also tell us your accounting policy under IFRS and US GAAP.

Response:                                         In order to encourage client retention, Portugal Telecom’s mobile subsidiary, TMN, introduced a bonus system based on sales, whereby points are credited to clients for future use either on calls or equipment.  TMN periodically publishes a catalogue that governs the usage of such points for services and products, but never in cash. Points expire after three years if not used by customers.

In order to reflect this liability, TMN has historically estimated the actual usage of such points by its customers based on quantities of effective use (65% is the average usage of points credited to clients) and the cost incurred during the last 12 months to supply the free or discounted goods or services to satisfy the obligation for each point used (€0.04 per point). Based on these estimates, Portugal Telecom records a related liability charged as an operating expense.

Currently there is no specific guidance in IFRS literature for the accounting treatment of these transactions.  Recently, the IASB published a draft Interpretation, “D20 Customer Loyalty Programmes,” to address the accounting treatment for these transactions, which will be properly addressed by Portugal Telecom when effective.

In the meantime, Portugal Telecom  recognizes an operating expense at the time the points are granted, measured with reference to the amount required to settle its obligation, in accordance with IAS 37, “Provisions, Contingent

Liabilities and Contingent Assets.”  The support for this approach is as follows:

•                  Portugal Telecom has an obligation based on a past event, corresponding to the usage of minutes by its clients;

•                  Portugal Telecom is able to make a reliable estimate of the amount of the related obligation, as explained above;

•                  It is probable that an outflow of resources will be required based on the historical use of points for the last 12 months; and

•                  The value of awards is often insignificant in comparison with the value of the services provided to earn them.

When points are used by customers, the liability is reduced. All differences between amounts previously recorded and the real cost are recorded directly in earnings as operating expenses.

Although EITF 00-22 does not reflect a consensus on its Issue 1, which addresses loyalty programs like Portugal Telecom’s loyalty program, Portugal Telecom believes that the criteria followed under IFRS in accounting for its loyalty program also complies with U.S. GAAP, based on such EITF discussion and considering that the surrender value of the award products or services is insignificant in relation to the value of the transactions necessary to earn the award.

Note 46. Summary of Significant Differences between Accounting Principles followed by the Company and U.S. Generally Accepted Accounting Principles

f) Derivative instruments, page F-96

Comment 12:                        Tell us how you determined that the derivatives that did not qualify for hedging under US GAAP were eligible for hedging under IFRS.

Response:                                         Portugal Telecom has very few derivatives accounted as hedge financial instruments under IFRS. These derivatives are essentially cash flow and fair value hedges to eliminate the risk related to interest and exchange rate fluctuations. The accumulated amounted recorded in equity related to those derivatives amounted to approximately €21.6 million and primarily relate to hedge transactions entered into prior to December 31, 2003.

For U.S. GAAP purposes, when Portugal Telecom accounted for its derivatives under FAS 133 in the period prior to December 31, 2004, it did not prepare all the necessary documentation in order to meet the standard requirements to enable such derivatives to be recorded as hedge instruments at inception.

As of the transition date to IFRS, Portugal Telecom prepared all the documentation required under IAS 39 in order to qualify for hedge accounting for all those transactions that were open on the date of the transition to IFRS and which had not been documented under FAS 133 at inception of the hedge strategy.

As a result, all hedging relationships entered into after transition date have been considered and documented for hedge accounting purposes under both IFRS and U.S. GAAP.

*              *              *

Please contact S. Todd Crider at (212) 455-2664 or John C. Ericson at (212) 455-3520 with any questions or comments.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:           Henrique Granadeiro

                Zeinal Abedin Mahomed Bava

                Luis Pacheco de Melo

                Francisco Nunes